Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing the Closing of the Acquisition of MCC companies

SANTIAGO, Chile, June 1, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice reporting the closing of the acquisition of MCC companies –in compliance with the Transaction Agreement– with the Chilean Commission for the Financial Market. The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl